                                          REGISTRATION STATEMENT NO. 33-________
   As filed with the Securities and Exchange Commission on __________________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            -----------------------
                               ATLAS CORPORATION
             (Exact name of Registrant as specified in its charter)

          DELAWARE                       1041                  13-5503312
(State or other jurisdiction of    (Primary Standard      (I.R.S. Employer
 incorporation or organization)     Industrial             Identification No.)
                                    Classification Code
                                    Number)

                       370 SEVENTEENTH STREET, SUITE 3150
                             DENVER, COLORADO 80202
                                 (303) 825-1200
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                             ---------------------


            JEROME C. CAIN                       COPIES TO:
           ATLAS CORPORATION                JEFFREY E. COHEN, ESQ.
   370 SEVENTEENTH STREET, SUITE 3150         COUDERT BROTHERS
          DENVER, COLORADO 80202         1114 AVENUE OF THE AMERICAS
           (303) 825-1200                  NEW YORK, NY 10036-7794

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.
                              -------------------

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                              -------------------

                        CALCULATION OF REGISTRATION FEE

Title of Each Class                        Proposed Maximum     Proposed Maximum
of Securities to       Amount to be            Offering            Aggregate            Amount of
  be Registered        Registered         Price Per Share(1)    Offering Price(1)   Registration Fee(2)
-------------------    ------------       ------------------   ------------------   -------------------
Common Stock,
$1.00 par value        1,400,000 Shares   1.5625               $2,187,500           $754.31

--------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.
(2) Calculated based on the average of the high and low prices reported on the New York Stock Exchange on December 12, 1995.
                              -------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED DECEMBER 13, 1995

PRELIMINARY PROSPECTUS
----------------------
                               ATLAS CORPORATION

                        1,400,000 SHARES OF COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

    This Prospectus relates to the sale from time to time of up to 1,400,000 shares (the "Shares") of Common Stock, par value $1.00 per share (the "Common Stock"), of Atlas Corporation ("Atlas" or the "Company") by Independence Mining Company Inc. or its assignees (referred to herein, collectively, as the "Selling Stockholder"). The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholder. See "Use of Proceeds".

    Associated with the Common Stock are certain Rights (as defined herein) which will not be exercisable or evidenced separately from the Common Stock prior to the occurrence of certain events. See "Description of Common Stock -- Shareholders' Rights Plan".

    It is anticipated that the Shares offered hereby will be sold from time to time through customary brokerage channels, either through broker-dealers acting as agents or brokers for the Selling Stockholder or through broker-dealers acting as principals who may then resell such Shares on the New York Stock Exchange or otherwise, or through privately negotiated sales, in each case at prevailing market or other negotiated prices, or by a combination of such methods. There is no underwriting agreement with respect to the Shares offered hereby. The Selling Stockholder may pay commissions to designated broker-dealers for assisting in the sale of the Shares. Any such commissions will be subject to negotiation. See "Plan of Distribution."

    The Company has agreed to bear all of the expenses incurred by it in connection with the registration of the Shares offered hereby. The Selling Stockholder will be responsible for the payment of any expenses, including brokerage fees or commissions and any transfer taxes, relating to the offer and sale of the Shares. See "Plan of Distribution."

    The Common Stock of the Company is listed on the New York Stock Exchange. On December 12, 1995, the closing sales price for the Common Stock, as reported on the New York Stock Exchange, was $1.625.

    PROSPECTIVE INVESTORS ARE ADVISED TO CAREFULLY CONSIDER THE DISCUSSION OF CERTAIN FACTORS UNDER THE HEADING "RISK FACTORS" BEGINNING ON THE FOLLOWING PAGE IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.
                    ---------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    ---------------------------------------

               The date of this Prospectus is ____________, 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is listed on the New York Stock Exchange and such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Certain warrants of the Company are listed on the American Stock Exchange and such reports, proxy statements and other information can also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended June 30, 1995 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 and Current Reports on Form 8-K filed on October 4, 1995, November 21, 1995 and on December 5, 1995 filed by the Company with the Commission (File No. 1-2714) are incorporated by reference in this Prospectus.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of the Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to the Secretary of Atlas Corporation, 370 Seventeenth Street, Suite 3150, Denver, Colorado 80202 (telephone: (303) 825-1200).


                                  RISK FACTORS

     PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, THE FOLLOWING FACTORS BEFORE PURCHASING THE DEBENTURES OFFERED HEREBY.

RECOMMENCEMENT OF OPERATIONS AT GOLD BAR

     During October 1995, Atlas reached an agreement in principal with Brown & Root, Inc. for contract mining services and a U.S.$5 million loan guarantee to be supplied by Brown & Root to be used in financing the resumption of mining operations at its Gold Bar mine. Should continued negotiations fail to result in the execution of a definitive agreement, or should Atlas not close on the placement of certain debentures (see "Recent Events - Debentures"), there can be no assurance that Atlas would be able to replace this required financial guarantee and that operations at Gold Bar could restart as currently anticipated.

LIMITED FINANCIAL RESOURCES

     Atlas currently has very limited working capital and, pending recommencement of its operations at its Gold Bar mine and commencement of mining at its other properties, is not generating revenues from operations. In order to fund working capital, interest and repayment obligations under the Debentures, and ongoing capital projects, Atlas anticipates it will need to raise additional funds. Any failure to raise additional funds on terms favorable to Atlas will adversely affect the business and financial condition of Atlas.

NATURE OF MINERAL EXPLORATION AND PRODUCTION

     Atlas (the "Company") is involved in the exploration for and mining of gold. Exploration for and, if warranted, mining of minerals such as gold is highly speculative and involves greater risks than many other businesses. The business requires very large capital expenditures in advance of anticipated revenues from operations. There is no assurance that the Company will always be able to obtain all of the financing that it may require on acceptable terms and conditions in order to exploit available opportunities. Many exploration programs do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. The grade of ore mined may differ from that indicated by drilling results. Such a variation can have an adverse impact on production results. The reliability of estimates of future production is also affected by such factors as weather, strikes, environmental factors and the risks arising from political or social forces. Uncertainties as to the metallurgical amenability of any minerals discovered may not warrant the mining of these minerals on the basis of available technology. Mining operations are also subject to a number of other hazards and risks such as encountering unusual or unexpected formations, environmental pollution, industrial accidents, rock movements and folding, many of which cannot be insured against.

     Some of the mines in which the Company owns an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to the Company with respect to such joint ventures or to third parties could have a material adverse effect on the joint ventures.

RESERVES

     The reserves included in the Company's public filings are primarily estimates prepared by management. No assurance can be given that all available reserves will be recovered by mining and not all of the gold contained in minable reserves will be recovered in the course of mining. A significant downward movement in the price of gold may render deposits containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term factors relating to the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

EXPLORATION AND ACQUISITION PROGRAM

     The Company continually expands its reserves through exploration and through acquisition of properties which are in production or have mineral potential, or through the acquisition of equity interests in companies owning such properties. There are a number of risks inherent in any exploration program, relating to the discovery and location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and milling facilities. In addition, few properties which are explored are developed into producing mines and those which are developed require at least two to five years from the initial phases of drilling until commercial production is achieved.

FLUCTUATION IN THE PRICE OF GOLD

     Because the Company's revenues are derived primarily from the sale of gold, earnings are directly related to gold prices. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including expectations for inflation, the relative exchange rate of the dollar, global and regional demand, political and economic conditions, expectations for inflation and production costs in major gold producing regions including South Africa and Russia. In addition, gold prices have on occasion been subject to very rapid short-term changes due to speculative activities of investors. Gold prices are also affected by worldwide production levels, which have increased in recent years. Market price fluctuations of gold may render uneconomic the mining of mineral deposits containing relatively lower grades of mineralization.

UNCERTAINTY OF TITLE

     Certain of the Company's mining properties are unpatented mining claims, and the Company has only possessory title with respect to such properties. The validity of unpatented mining claims is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, the Company, in accordance with mining industry practices, in certain cases has not obtained title opinions and title insurance with respect to unpatented claims, with the attendant risk that title, particularly on undeveloped properties, may be defective.

COMPETITIVE CONDITIONS

     The acquisition of precious metals mining projects is subject to intense competition. The Company competes with other companies in connection with the acquisition, exploration and development of the mining properties that comprise its various projects. Companies with greater financial resources, larger staff and labor forces, more equipment for exploration and development and greater experience may be in a better position than the Company to compete for such mineral properties.

     The Company competes with substantially larger companies in the production and sale of gold and other minerals. No single competitor is a material factor in these markets, however. Prices depend almost entirely upon market conditions over which the Company has no control. The Company believes that it can promptly sell at market prices all the gold it can produce for either present or future delivery.

GOVERNMENT REGULATION

     The Company's mining operations are subject to various laws and regulations concerning prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, environmental protection, mine safety and other matters. Instances of noncompliance or the enactment of new laws or regulations governing the operations and activities of mining companies could have a material adverse impact on the Company.

Legislation and other proposals have been introduced in the U.S. Congress that would alter the provisions of the Mining Law of 1872. If enacted, such legislation could increase the cost of holding unpatented mining claims and could materially impair the abilities of companies to develop mineral reserves
on unpatented mining claims.   Under the terms of certain Federal budget
proposals and
proposed legislation, the ability of mining companies to obtain a patent on unpatented claims would be nullified or substantially impaired. Moreover, certain forms of such proposals contain provisions for the payment of royalties to the federal government in respect of production from unpatented mining claims, which could materially and adversely affect the potential for development of such claims and the economics of operating existing mines on federal unpatented mining claims. Such proposed royalties are, however, expected to affect neither the existing reserves at Gold Bar, which under current legislative proposals would be grandfathered due to earlier filed patent applications nor the Commonwealth property in central Arizona optioned from Harvest Gold Corporation which is comprised of patented claims.

ENVIRONMENTAL MATTERS

     Both existing environmental laws and regulations and environmental laws and regulations enacted and adopted in the future may have a significant impact upon the Company's future operations. The Company cannot now accurately predict or estimate the impact of any such existing or future laws or regulations on their operations. In connection with its mining and processing activities, the Company is required to comply with various federal, state and local laws and regulations pertaining to the discharge or materials into the environment or otherwise relating to the protection of the environment. Instances of noncompliance or the enactment of new laws or regulations could have a material adverse impact on the Company.

DEPENDENCE ON KEY PERSONNEL

     A number of the executive officers and personnel of the Company have considerable expertise in the mining business. The loss of the services of any one or more of these executive officers and personnel could have an adverse effect upon the Company.

PROFITABILITY

     While certain of the Company's mining properties may be operated at a profit during a given fiscal period, the Company's operations as a whole may be unprofitable due to exploration, development, and operating costs on other properties. Other items that may adversely affect profitability include selling expenses, general and administrative costs, allowances for depreciation, depletion and amortization of assets, and interest expense.

NO DIVIDENDS

     For the foreseeable future, it is anticipated that the Company will use earnings, if any, to finance growth and that dividends will not be paid to shareholders.

                                  THE COMPANY

     Atlas Corporation ("Atlas" or the "Company") is a mining company which is principally engaged in the business of exploring for, producing and selling gold. The Company is a Delaware corporation with its principal offices located at 370 Seventeenth Street, Suite 3150, Denver, Colorado 80202 (telephone number
(303) 825-1200). Incorporated in 1923, the Company first traded on the New York Stock Exchange in 1937. The Company's primary mining asset is the Gold Bar mine, located near Eureka, Nevada.


                         RELATIONSHIP WITH GRANGES INC.


     Granges Inc. ("Granges") is a mining company engaged in the exploration for and the acquisition, development and operation of mineral properties in North America, Central America and South America. Granges is incorporated under the laws of the Province of British Columbia, Canada and its common shares are listed on The Toronto Stock Exchange and the American Stock Exchange. Granges' principal mining asset and source of cash flow and earnings is the Crofoot/Lewis mine in Nevada, which produces gold and by-product silver. Granges also owns 41% of the issued common shares of Zamora Gold Corp., a Canadian company engaged in mineral exploration in Ecuador.

     In August of 1994 Atlas completed the purchase of 12,694,200 shares of Granges. On such date, such shares represented 37.2 percent of the issued and outstanding shares of Granges. The purchase price was Cdn. $4.00 per share (U.S.$2.80) or an aggregate purchase price of Cdn. $50.8 million (U.S.$35.8 million). As a result of the subsequent amalgamation on May 1, 1995 of Granges and its 50.5 percent owned subsidiary, Hycroft Resources & Development Corporation ("Hycroft"), Atlas' interest in the amalgamated entity was reduced to its present level of 27.7 percent.

     Pursuant to an agreement dated May 13, 1994 as amended by a subsequent agreement dated February 24, 1995, Atlas agreed that, following the amalgamation of Granges with Hycroft, which Atlas agreed to support, (i) Atlas would vote its common shares of Granges in favor of a slate of eleven directors who would constitute the first Board of Granges from and after its amalgamation with Hycroft, (ii) that the number of directors would be reduced to an agreed slate of nine from and after October 1, 1995, (iii) that Atlas would vote its Granges Common Shares in favor of such nine directors at the first post-amalgamation annual general meeting of Granges in 1996, and (iv) Michael B. Richings, then President of Atlas, would become President and Chief Executive Officer of Granges, subject to approval of the Granges Board, on October 1, 1995. The agreement also provides for Atlas and Granges to establish a special committee of the Granges Board of Directors to review and advise the Board on joint exploration ventures, the development of a South American program and the exchange of technical information. The agreement entitles Atlas to representation on the Board of Granges proportionate with Atlas' percentage shareholding of Granges.

     Mr. Richings became President and Chief Executive Officer of Granges effective June 1, 1995, and in connection therewith resigned his position as President of Atlas, although he remains on the board of directors of Atlas. Both Mr. Richings and David J. Birkenshaw, Chairman and Chief Executive Officer of Atlas, serve on both the Board of Atlas and the Board of Granges.


                                USE OF PROCEEDS

     All of the Shares offered hereby are outstanding shares of Common Stock. The Shares are being sold by the Selling Stockholder for its own account and no proceeds from the sale of the Shares will be received by the Company.

                                 RECENT EVENTS

DEBENTURES

     Pursuant to the provisions of an underwriting agreement dated as of October 25, 1995 by and among the Company, Yorkton Securities Inc. and First Marathon Securities Ltd. (the "Underwriting Agreement"), the Company, on November 10, 1995, issued U.S.$10 million of special warrants (the "Special Warrants") exercisable for a like principal amount of debentures of the Company (the "Debentures") on or before the earlier of: (i) the first business day which is twelve months after November 10, 1995, or (ii) the fifth business day following the date upon which the Company files (or causes to be filed): (a) a preliminary prospectus and (final) prospectus in the Provinces of Ontario and British Columbia qualifying the distribution of the Debentures upon exercise of the Special Warrants and causes receipts to be issued therefor; (b) a registration statement or registration statements under the Securities Act registering for resale the Debentures and the Granges Common Shares (as hereinafter defined) and makes them effective, and files (or causes to be filed) all required filings with state securities or "blue sky" administrators in the states where the holders of such securities propose to offer and sell the Debentures or Granges Common Shares and makes them effective; and (c) a registration statement under the 1934 Act registering the class of Debentures under Section 12(b) of the 1934 Act and makes it effective. All Special Warrants not exercised prior to that date will be deemed to be exercised on such date without further action or notice on the part of the holders thereof.

     Pursuant to the Underwriting Agreement, the proceeds of that issue are being held in escrow until the exercise or deemed exercise of the Special Warrants, and the Company has entered into a loan agreement with First Marathon Inc. with respect to obtaining a short-term secured loan of U.S.$2,000,000 at an interest rate of 1.25% per month, such loan to be repayable by the earlier of February 15, 1996 or the fifth business day following the date on which the last of the receipts have been issued for the (final) prospectus of the Borrower to qualify for distribution the Debentures underlying the Special Warrants. In consideration of entering into the loan agreement, the Company paid First Marathon Inc. commitment and out of pocket fees totaling U.S.$120,000. The Company has pledged as security approximately 2.4 million common shares of Dakota Mining Corporation, approximately 4.2 million shares of Granges Inc. and up to fifty percent of the Granges Common Shares currently held in escrow as security for the Debentures should they be released from escrow before repayment of the loan. The Company intends, upon the exercise or deemed exercise of the Special Warrants and the release of the proceeds thereof from escrow, to repay the First Marathon loan with a portion of such net proceeds.

     The Debentures bear interest at the rate of 7% per annum and are due October 25, 2000. The Debentures are exchangeable for common shares, no par value, owned by Atlas (the "Granges Common Shares"), of Granges at an exchange rate (the "Exchange Rate") of 42.50 Granges Common Shares for each U.S.$100 principal amount of Debentures. The Exchange Rate is subject to adjustment, pursuant to the anti-dilution provisions contained in the indenture relating to the Debentures (the "Indenture"), upon certain events affecting Granges. The Debentures will be subject to redemption on or after October 25, 1998, so long as (i) the Average Market Price (as defined the Indenture) of Granges Common Shares is at least U.S.$2.94 per share, and (ii) the holder of the Debentures does not exercise its right to exchange the Debentures at any time prior to redemption, any such redemption to be made at a redemption price equal to 100% of the outstanding principal payable in cash or (at the option of Atlas), in whole or in part, in shares of Granges Common Shares valued at the Exchange Rate. At maturity (including upon acceleration), the Debentures are repayable in cash or, in whole or (at the option of Atlas) in part, in shares of Granges Common Shares valued at 95% of their Average Market Price. "Average Market Price" is defined in the Indenture to mean the average closing trading price of Granges Common Shares on the American Stock Exchange for a 20-day period ending one trading day prior to maturity or redemption, as the case may be.

     The Debentures are secured by a pledge of 8,474,576 Granges Common Shares. The pledged Granges Common Shares will be released from the pledge for delivery to Debenture holders for exchange or for payments on redemption or maturity and, net of such delivery or payment, will be released to Atlas in proportion to the amount of any exchanges by Debenture holders.

     If all of the Debentures were to be exchanged for Granges Common Shares at the Exchange Rate, Atlas' interest in Granges (assuming the total number of outstanding shares of Granges remained constant) would be reduced to 18.4 percent.


OTHER RECENT TRANSACTIONS AND EVENTS

     The Company currently anticipates capital requirements of $10,000,000 to resume mining operations at the Gold Bar Property. With a current gold reserve of 2.7 million tons at an average grade of 0.07 ounces of gold per ton, containing approximately 187,000 ounces, average annual gold production is estimated at 52,000 ounces over a three-year period. On October 24, 1995, the Company signed a letter of intent with Brown & Root Inc., a contract mining company, establishing terms for a contract mining services agreement. In addition to contract mining services, the letter of intent provides for a $5,000,000 guarantee of project financing in return for a 20 percent non-operating net profits interest in the project subject to a minimum payment of $500,000 and a maximum payment of $1,500,000. Contingent upon the successful conclusion of such negotiations and closing on the sale of the Debentures, the Company anticipates resuming mining operations at Gold Bar in early 1996. In addition to the project financing provided for in the letter of intent, the Company is intending to use approximately $5,000,000 of the proceeds of the Debentures to fund the initial capital and startup costs. A six-month period of overburden removal and stockpiling will be required prior to the resumption of milling activities. The Company intends to use the remaining proceeds of the Debentures to repay its $2,000,000 loan from First Marathon Inc. (see "Description of Debentures"), for exploration and development of its other properties and for working capital.

     On December 19, 1995 the Company and Granges executed an exploration joint venture agreement with Granges, effective as of September 29, 1995, with respect to approximately thirty four square miles of the Company's Gold Bar claim block located near Eureka, Nevada. The terms of the agreement will call for Granges to spend U.S.$2.25 million on exploration and development within three years on the approximately 1,190 claims included in the area of interest at the rate of U.S.$625,000 in each of the first two years and U.S.$1 million in the third year. Granges will be able to terminate the agreement prior to the end of any year. In addition, to earn a 50% undivided interest in not more than fifteen square miles within the area of interest, Granges must complete an independent reserve report recommending development of a deposit containing a mineable reserve in excess of 300,000 ounces of gold. If a reserve study has not been completed within the first three years, Granges has an option to earn a 50% interest in a reduced three square mile area by spending an additional U.S.$1 million in each of the next succeeding two years and completing a reserve study. Atlas has retained a two percent net smelter royalty on all claims not currently carrying third party royalties. Atlas has agreed to make available to the venture, at the time of Granges' earn in, milling throughput rights of not less than 50% of the capacity of Atlas' existing Gold Bar mill.

     On November 29, 1995, the Company purchased approximately 12.2 million of the outstanding shares of Phoenix Financial Holdings Inc. ("Phoenix", ticker symbol CDN:PGML.A,PGML.B), comprising 51% of the total issued shares of Phoenix, for U.S.$1.3 million. With the purchase, the Company assumed board control of Phoenix with David J. Birkenshaw, Chairman and Chief Executive Officer of Atlas, appointed Chairman of Phoenix and Gerald E. Davis, Atlas' President, being appointed Vice Chairman and Chief Executive Officer of Phoenix. Mr. Birkenshaw had previously been Chairman of Phoenix from June 1991 until his resignation in March, 1995. Atlas intends to propose the acquisition by Phoenix of Atlas' Tucker Hill Perlite Property in return for a combination of cash, shares and a retained royalty, the terms of which have not yet been determined. The terms of any such transaction would be subject to approval by the independent members of the Phoenix board, by the minority shareholders of Phoenix and by the Atlas board, as well as the receipt of any required regulatory approvals.

     The Company's proposed reclamation plan with respect to its former uranium mill site located near Moab, Utah provides for capping the tailings on site; the proposed plan is the subject of an Environmental Impact Statement ("EIS") and a Technical Evaluation Report, both reports to be issued by the Nuclear Regulatory Commission ("NRC"). On November 29, 1995, the Company announced that the NRC had released a preliminary Draft Technical Evaluation Report ("DTER") regarding the Company's proposal for on-site reclamation of tailings. The document identified a limited number of open issues that will need to be resolved before the NRC can come to a final position on the Company's proposal. The work required to address many of these issues will be completed prior to the release of the DTER and associated Draft EIS, both of which the NRC has indicated will be released for public comment in January, 1996. The recommendations of the preliminary DTER were in accordance with the expectations of the Company. The Company was aware of most of the issues identified as being outstanding and does not believe that any of the open items represent significant concerns. Studies which address the known issues are nearly complete and preliminary results are positive. The Company is confident that the ultimate result of the review process will be approval of its reclamation plan involving capping the tailings on site.


                              SELLING STOCKHOLDER

     The Shares offered hereby consist of 1,400,000 shares of Common Stock issued by the Company to the Selling Stockholder in a private placement in October 1995 as part of a purchase and sale agreement relating to certain properties located in Elko County, Nevada (the "Doby Properties"). Under the terms of that agreement, the Selling Stockholder delivered a quitclaim deed, an assignment of leases, a water rights quitclaim deed and a bill of sale with respect to the Doby Properties in return for the Shares and $400,000. In connection with entering into the purchase and sale agreement, the Company also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Selling Stockholder pursuant to which the Company agreed to register the Shares for resale and to use its best efforts to maintain the registration statement until October 25, 1998. The Company must also register or qualify the Shares under such other securities or blue sky laws of such jurisdictions as the Selling Stockholder reasonably requests. The Company must also, in certain circumstances, include the Shares in any registration statement it files for any securities on or prior to October 25, 1998. The Registration Rights Agreement also provides for indemnification of the Selling Stockholder. See "Plan of Distribution".

     Prior to the Offering, the Selling Stockholder beneficially owned 1,400,000 Shares, all of which are to be offered and sold so that after the Offering, the Selling Stockholder will beneficially own no Shares. All of the aforesaid Shares are included in the offering to which this Prospectus relates. The Selling Stockholder will determine independently the timing and amount of any sale or sales of Shares covered by this prospectus which it holds. The Selling Stockholder has not had any position, office or other material relationship with the Company or any of its predecessors or affiliates within the past three years.


                              PLAN OF DISTRIBUTION

     The Company has been advised that the Shares offered hereby by the Selling Stockholder will be sold from time to time by the Selling Stockholder, at its discretion, through customary brokerage channels, either through broker-dealers acting as agents or brokers for the Selling Stockholder or through broker-dealers acting as principals who may then resell such Shares on the New York Stock Exchange or otherwise, or through privately negotiated sales, in each case at prevailing market or other negotiated prices, or by a combination of such methods. There is no underwriting agreement with respect to the Shares offered by the Selling Stockholder. The Selling Stockholder may pay commissions to designated broker-dealers for assisting in the sale of the Shares. Any such commissions will be subject to negotiation. The Selling Stockholder and any broker-dealers acting as principals who may purchase shares from the Selling Stockholder and then resell such Shares, on the New York Stock Exchange or otherwise, may be deemed to be statutory "underwriters" within the meaning of the Securities Act.

     Pursuant to the Registration Rights Agreement, Atlas has agreed to indemnify the Selling Stockholder, its officers and directors and any person who controls the Selling Stockholder within the meaning of the Securities Act against all losses, claims, damages, liabilities and expenses (including legal fees and other expenses incurred in defending any such claim or action) caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading; provided that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, prospectus, amendment or supplement in reliance upon and in conformity with information furnished to Atlas in writing by the Selling Stockholder specifically for use therein. If the indemnification provided for is unavailable to or insufficient to hold harmless the Selling Stockholder in respect of any losses, claims, damages, or liabilities (or actions in respect thereof) referred to therein, the Company shall contribute to the amount paid or payable to the Selling Stockholder as a result of such losses, claims, damages, or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of Atlas and the Selling Stockholder in connection with the statements or omissions which resulted in such losses, claims, damages, or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Stockholder and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.


                          DESCRIPTION OF COMMON STOCK

GENERAL

     The Company is authorized to issue up to 50,000,000 shares of Common Stock $1.00 par value per share and 1,000,000 shares of Series Preferred Stock, $1.00 par value per share ("Preferred Stock"). At December 31, 1995, 20,034,743 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued or outstanding. The following summary descriptions, which include a summary of certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), Bylaws (the "Bylaws") and Amended and Restated Rights Agreement dated as of August 2, 1989 (and as amended to date) between the Company and Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company) (the "Rights Agreement") are qualified in their entirety by reference to the Certificate of Incorporation, Bylaws and Rights Agreement, each of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the preferential dividend rights, if any, applicable to shares of the Preferred Stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement or sinking funds for the Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of

Directors of the Company out of assets or funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and distribution to the holders of Preferred Stock. Holders of Common Stock have no pre-emptive rights and have no right to convert their Common Stock into any other securities. The Certificate of Incorporation of the Company does not provide for cumulative voting.

PREFERRED STOCK

The Board of Directors is authorized to issue, from time to time (without further action by the Company's stockholders unless required in a specific case by applicable law or stock exchange rules) up to 1,000,000 shares of Preferred Stock in one or more series and to fix and determine the number of shares constituting any such series, the special voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including without limitation the dividend rights, dividend rate, terms and conditions of redemption (including sinking fund provisions), redemption price or prices, conversion or exchange rights and the terms and conditions thereof and liquidation preferences of the shares constituting any series. The Board of Directors has designated 150,000 shares of Preferred Stock as Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), in connection with the Rights Agreement.

     The Company does not, at present, have any agreements or understandings (other than the Rights Agreement which provides for the issuance of the Series A Preferred Stock under certain circumstances) concerning the issuance of any Preferred Stock. It therefore is not possible to state the effect of the authorization of the Preferred Stock (other than the Series A Preferred Stock) upon the rights of holders of Common Stock until such time as the Board of Directors determines the respective rights of the holders of one or more series of Preferred Stock.

CERTAIN PROVISIONS IN THE CERTIFICATE OF INCORPORATION

     The Company's Certificate of Incorporation requires that certain transactions (such as mergers, consolidations, the sale of material assets of the corporation and certain issuances of shares) involving the Company must be approved by the vote of 66 2/3% of all of the then outstanding shares of Common Stock. The Board of Directors of the Company is classified into three classes, each with Directors serving three-year terms. The terms of office of Directors of each class end in successive years so that in any given year, Directors of only one class will be elected. There are currently seven Directors, two of Class I, three of Class II and two of Class III.

SHAREHOLDERS' RIGHTS PLAN

     On September 1, 1987, the Board of Directors of the Company declared a dividend distribution of one right (the "Rights") for each share of Common Stock outstanding on September 15, 1987. In addition, under the Rights Agreement, pursuant to which the Rights are issued, each share of Common Stock that becomes outstanding after September 15, 1987 and prior to the Distribution Date (as defined below) or, if earlier, the date on which the Rights are redeemed or exchanged or, if not so redeemed or exchanged on September 15, 1997 will be accompanied by one Right. Each Right entitles the holder thereof, under certain conditions, to purchase from the Company one two-hundredth of a share of Series A Preferred Stock , at a purchase price (the "Purchase Price") of $45.00 per one two-hundredth of a share, subject to adjustment.

     Until the close of business on the date which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons ("Acquiring Person"), other than an Expert Person (as defined) in the Rights Agreement), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (the "Stock Acquisition Date") or (ii) a day fixed by the Board of Directors which is not later than the nineteenth business day after the commencement by any person or group of a tender or exchange offer (other than a tender or exchange offer by an Exempt Person) which would result in the ownership of 30% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of September 15, 1987 or issued thereafter, by such Common Stock certificates with a copy of a Summary of Rights attached thereto.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on September 15, 1997, unless redeemed earlier as described below.

     The Series A Preferred Stock will be nonredeemable and may not be issued except upon exercise of Rights. Each share of Series A Preferred Stock will be entitled to receive, when, and if declared, a quarterly dividend in an amount equal to the greater of $0.25 per share or 200 times the quarterly cash dividend declared on the Company's Common Stock. In addition, the Series A Preferred Stock is entitled to 200 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of liquidation, the holders of Series A Preferred Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $9,000 per share or 200 times the liquidation payment made per share of Common Stock. Each share of Series A Preferred Stock will have 200 votes voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 200 times the amount received per share of Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation and voting are protected by antidilution provisions.

     Unless the Rights are earlier redeemed, if after the Stock Acquisition Date the Company were to be acquired in a merger or other business combination (in which any shares of the Common stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after that time have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

     If any Person (other than an Exempt Person) becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, then each holder of a Right, other than the Acquiring Person, will have the right to receive, upon payment of the Purchase Price, in lieu of Series A Preferred Stock, a number of shares of Common Stock having a market value equal to twice the Purchase Price. To the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise shares of Common Stock to the extent available and then cash, property or other securities of the Company (which may be accompanied by a reduction in the Purchase Price), in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price. Rights are not exercisable following the acquisition of shares of Common Stock by an Acquiring Person as described in this paragraph until the expiration of the period during which the Rights may be redeemed as described below. Notwithstanding the foregoing, after the acquisition of shares of Common Stock as described in this paragraph, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person will be null and void.

     At any time until ten days following the Stock Acquisition Date (subject to extension by the Board of Directors), the Board of Directors may cause the Company to redeem the Rights in whole, but not in part, at a price of $.025 per Right, subject to adjustment. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors (as defined in the Rights Agreement). Immediately upon the action of the Board of Directors authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of holders of Rights will be to receive the redemption price without any interest thereon.

     Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including without limitation the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become exercisable. The Company believes, however, that the Rights should neither affect any prospective offeror willing to negotiate with the Board of Directors of the Company nor interfere with any merger or other business combination approved by the Board of Directors of the Company because the Board of Directors may, at its option, redeem the Rights. Prior to the Distribution Date, certain terms of the Rights (other than the principal economic terms) may be amended by the Board of Directors of the Company without the consent of the holders of the Rights. Reference is made to the Company as filed with the Commission for a more complete description of the Rights.


                                    EXPERTS

     The consolidated financial statements of Atlas Corporation appearing in Atlas Corporation's Annual Report (Form 10-K) for the year ended June 30, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       SEC Registration fee.............................     $754.31
       Legal fees and expenses..........................  $10,000.00*
                                                          ----------
       TOTAL............................................  $10,754.31
                                                          ----------
________________
* Estimated amount

All of such expenses are to be borne by the Registrant.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote of stockholders or disinterested directors or otherwise.

In accordance with Section 145 of the Delaware General Corporation Law, the Certificate of Incorporation of the Registrant contains the following provisions with respect to indemnification of directors, officers, employees or agents of the Registrant and with respect to limitations on the personal liability of directors of the Registrant:

       NINTH: (b) No person shall be liable to the Corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as a director or officer of the Corporation in good faith, if such person (i) exercised or used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or (ii) took, or omitted to take, such action in reliance upon advice of counsel for the Corporation or upon statements made or information furnished by officers or employees of the Corporation which he had reasonable grounds to believe or upon a financial statement of the Corporation prepared by an officer or employee of the Corporation in charge of its accounts or certified by a public accountant or firm of public accountants.

                (d) To the full extent permitted by subsections (a), (b) and (e) of Section 145 of the General Corporation Law of Delaware or any successor provisions thereto, (1) the Corporation shall (A) indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by such person in connection with such action, suit or proceeding and (B) pay expenses incurred by such person in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, and (2) the Corporation may (A) indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) judgments, fines and amounts paid in settlements actually and reasonably incurred by such person in connection with such action, suit or proceeding and (B) pay expenses incurred by such person in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. The foregoing indemnification and advancement of expenses provisions shall not be deemed exclusive of any other rights of to indemnification or advancement of expenses to which any such person may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Any change in law that purports to restrict the ability of the Corporation to indemnify or advance expenses to any such person shall not affect the Corporation's obligation or right to indemnify and advance expenses to any such person with respect to any action, claim, suit or proceeding that occurred or arose, or that is based on events or acts that occurred or arose, prior to such change in law.

          FIFTEENTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the foregoing provision of this Article FIFTEENTH shall not apply to the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
       Section 174 of the General Corporation Law of the State of Delaware or
       (iv) for any transaction from which the director derived an improper personal benefit. This Article FIFTEENTH shall not eliminate or limit the liability of a director for any act or omission occurring prior to the time this Article FIFTEENTH became effective.

The foregoing provisions of the Certificate of Incorporation grant indemnification to directors, officers and other agents of the Company in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including expenses, arising in connection with the Securities Act of 1933, as amended (the "Securities Act").

ITEM 16.  EXHIBITS.

 EXHIBIT
 NO.           DESCRIPTION OF EXHIBIT
 -------       ----------------------

 4.1 Restated Certificate of Incorporation of the Registrant, dated January 3, 1990 (filed as Exhibit 3.2 to the Registrant's quarterly report on Form 10-Q for the quarter ended December 31, 1989 and incorporated herein by reference).

 4.2 By-laws of the Registrant, as amended (filed as Exhibit 3.3 to the Registrant's annual report on Form 10-K for the year ended Junde 30, 1995 and incorporated herein by reference).

 4.3 Amended and Restated Rights Agreement dated as of August 2, 1989 between the Company and Manufacturers Hanover Trust Company (filed as Exhibit 1 to the Company's Current Report on Form 8-K dated August 2, 1989 and incorporated herein by reference).

 4.4 Amendment dated as of September 15, 1993 to the Amended and Restated Rights Agreement dated as of August 2, 1989 between the Company and Chemical Bank, as successor by merger with Manufacturers Trust Company (filed as Exhibit 10.25 to the Company's annual report on Form 10-K for the year ended June 30, 1993 and incorporated herein by reference).

 4.5 Second Amendment dated as of August 15, 1994 to the Amended and Restated Rights Agreement dated August 2, 1989 between the Company and Chemical Bank, as successor by merger with Manufacturers Trust Company (filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1995 and incorporated herein by reference).

 5.1           Opinion of Coudert Brothers.

 23.1          Consent of  Ernst & Young LLP.

 24.1 Power of Attorney of Directors and Officers is included in the signature page to this Registration Statement.

 99.1 Underwriting Agreement dated as of October 25, 1995 by and among the Company, Yorkton Securities Inc. and First Marathon Securities Ltd regarding the distribution of special debenture warrants exercisable for 7% Exchangeable Debentures due October 25, 2000 of the Company (filed as Exhibit 99.1 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

 99.2 Special Warrant Indenture dated November 9, 1995 between the Company and The Montreal Trust Company of Canada containing terms and conditions governing the issue and exercise of special debenture warrants exercisable for 7% Exchangeable Debentures due October 25, 2000 of the Company (filed as Exhibit 99.2 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

 99.3 Granges Registration Agreement dated as of November 10, 1995 between the Company and Granges Inc. (filed as Exhibit 99.3 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

 99.4 Indemnification Agreement dated as of November 15, 1995 between the Company and Granges Inc. (filed as Exhibit 99.4 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

 99.5 Loan Agreement dated as of November 21, 1995 between the Company and First Marathon Inc. (filed as Exhibit 99.5 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

 99.6 Pledge Agreement dated as of November 21, 1995 between the Company and First Marathon Inc. (filed as Exhibit 99.6 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

 99.7 Option Agreement between the Company and Harvest Gold Corporation signed September 13, 1995 (filed as Exhibit 99.7 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

 99.8 Purchase and Sale Agreement dated October 25, 1995 between the Company and Independence Mining Company Inc. (filed as Exhibit
               99.8 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

 99.9 Registration Rights Agreement dated October 25, 1995 between the Company and Independence Mining Company Inc. (filed as Exhibit
               99.9 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

 99.10 Agreement between the Company and Brown & Root, Inc. dated October 23, 1995 (filed as Exhibit 99.10 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

ITEM 17.  UNDERTAKINGS.

     A.    The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

provided, however, that paragraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

           (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on_____________________.

                              ATLAS CORPORATION

                              By:   /s/ David J. Birkenshaw
                                    ------------------------------------------
                                    Name:   David J. Birkenshaw
                                    Title:  Chairman and Chief Executive
                                            Officer

     Know All Men By These Presents, that each person whose signature appears below constitutes and appoints David J. Birkenshaw, Gerald E. Davis and Jerome
C. Cain, severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, severally, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as each such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                  Title                   Date
         ---------                  -----                   ----

 /s/  DAVID J. BIRKENSHAW        Chairman of the Board
-------------------------        and Chief Executive Officer
David J. Birkenshaw              (Chief Executive Officer)


 /s/  MICHAEL B. RICHINGS        Director
-------------------------
Michael B. Richings

 /s/   DOUGLASS R. COOK          Director
-----------------------
Douglass R. Cook

/s/   JAMES H. DUNNETT           Director
----------------------
James H. Dunnett

/s/  DAVID P. HALL               Director
------------------
David P. Hall

/s/   PHILIP R. MENGEL           Director
----------------------
Philip R. Mengel

 /s/  C. THOMAS OGRYZLO          Director
-----------------------
C. Thomas Ogryzlo

 /s/  JEROME C. CAIN             Treasurer and Secretary
--------------------             (Principal Financial Officer)
Jerome C. Cain

 /s/  JAMES R. JENSEN            Controller
---------------------            (Principal Accounting Officer)
James R. Jensen

                               INDEX TO EXHIBITS

EXHIBIT
         NO.                    DESCRIPTION OF EXHIBIT
         -------                ----------------------


         4.1 Restated Certificate of Incorporation of the Registrant, dated January 3, 1990 (filed as
                                Exhibit 3.2 to the Registrant's quarterly report on Form 10-Q for the quarter ended December 31, 1989 and incorporated herein by reference).

         4.2 By-laws of the Registrant, as amended (filed as Exhibit 3.3 to the Registrant's annual report on Form 10-K for the year ended Junde 30, 1995 and incorporated herein by reference).

         4.3 Amended and Restated Rights Agreement dated as of August 2, 1989 between the Company and Manufacturers Hanover Trust Company (filed as
                                Exhibit 1 to the Company's Current Report on
                                Form 8-K dated August 2, 1989 and incorporated herein by reference).

         4.4 Amendment dated as of September 15, 1993 to the Amended and Restated Rights Agreement dated as of August 2, 1989 between the Company and Chemical Bank, as successor by merger with Manufacturers Trust Company (filed as Exhibit
                                10.25 to the Company's annual report on Form 10-K for the year ended June 30, 1993 and incorporated herein by reference).

         4.5 Second Amendment dated as of August 15, 1994 to the Amended and Restated Rights Agreement dated August 2, 1989 between the Company and Chemical Bank, as successor by merger with Manufacturers Trust Company (filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1995 and incorporated herein by reference).

         5.1                    Opinion of Coudert Brothers.

         23.1                   Consent of  Ernst & Young LLP.

         24.1 Power of Attorney of Directors and Officers is included in the signature page to this Registration Statement.

         99.1 Underwriting Agreement dated as of October 25, 1995 by and among the Company, Yorkton Securities Inc. and First Marathon Securities Ltd regarding the distribution of special debenture warrants exercisable for 7% Exchangeable Debentures due October 25, 2000 of the Company (filed as Exhibit 99.1 to the Company's Registration Statement filed on
                                Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

         99.2 Special Warrant Indenture dated November 9, 1995 between the Company and The Montreal Trust Company of Canada containing terms and conditions governing the issue and exercise of special debenture warrants exercisable for 7% Exchangeable Debentures due October 25, 2000 of the Company (filed as Exhibit 99.2 to the Company's Registration Statement filed on
                                Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

         99.3 Granges Registration Agreement dated as of November 10, 1995 between the Company and Granges Inc. (filed as Exhibit 99.3 to the Company's Registration Statement filed on
                                Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

         99.4 Indemnification Agreement dated as of November 15, 1995 between the Company and Granges Inc. (filed as Exhibit 99.4 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

         99.5 Loan Agreement dated as of November 21, 1995 between the Company and First Marathon Inc. (filed as Exhibit 99.5 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

         99.6 Pledge Agreement dated as of November 21, 1995 between the Company and First Marathon Inc. (filed as Exhibit 99.6 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

         99.7 Option Agreement between the Company and Harvest Gold Corporation signed September 13, 1995 (filed as Exhibit 99.7 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

         99.8 Purchase and Sale Agreement dated October 25, 1995 between the Company and Independence Mining Company Inc. (filed as Exhibit 99.8 to the Company's Registration Statement filed on
                                Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

         99.9 Registration Rights Agreement dated October 25, 1995 between the Company and Independence Mining Company Inc. (filed as Exhibit 99.9 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).

         99.10 Agreement between the Company and Brown & Root, Inc. dated October 23, 1995 (filed as Exhibit
                                99.10 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 18, 1995 under the Securities Act of 1933 and incorporated herein by reference).